AB* 3/7

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

08028578

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46139

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coast Asset Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2450 Colorado Avenue, Suite 100 East Tower
(No. and Street)

Santa Monica (City) CA (State) 90404 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Simon Anderson (310)633-2321
(Area Code – Telephone Number)

SEC Mail Processing Section

FEB 29 2008

Washington, DC 111

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

725 South Figueroa Street (Address) Los Angeles (City) CA (State) 90017 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Simon Anderson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coast Asset Securities, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER

Title

SEE ATTACHED CERTIFICATE

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT

State of California
County of Los Angeles

Subscribed and sworn to ~~(or affirmed)~~ before me on this 27th day of February, 2008, by Simon Anderson, proved to me on the basis of satisfactory evidence to be the person~~(s)~~ who appeared before me.

JACQUELINE MAE BATAS
Commission # 1707412
Notary Public - California
Los Angeles County
MyComm. Expires Nov 25, 2010

(seal)

Signature Jacqueline Mae Batas

Attached to Annual Audited Report, Form X-17A-5, Part III

Coast Asset Securities, LLC

Statement of Financial Condition

Coast Asset Securities, LLC
Year Ended December 31, 2007

Coast Asset Securities, LLC

Statement of Financial Condition

Year Ended December 31, 2007

Contents

Ernst & Young LLP
725 South Figueroa Street
Los Angeles, California 90017-5418

Phone: (213) 977-3200
www.ey.com

ERNST & YOUNG

Report of Independent Registered Public Accounting Firm

The Member
Coast Asset Securities, LLC

We have audited the accompanying statement of financial condition of Coast Asset Securities, LLC (a Delaware Limited Liability Company) (the Company) as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Coast Asset Securities, LLC at December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 27, 2008

Coast Asset Securities, LLC

Statement of Financial Condition

December 31, 2007

Assets		
Cash and cash equivalents	$	348,274
Commissions receivable		80,170
Receivables from employees		25,991
Other assets		7,371
Total assets	$	461,806
Liabilities and member's equity		
Payable to related parties	$	16,323
Accrued expenses		19,342
Total liabilities		35,665
Member's equity		426,141
Total liabilities and member's equity	$	461,806

See accompanying notes.

Coast Asset Securities, LLC

Notes to Statement of Financial Condition

December 31, 2007

1. Organization

Coast Asset Securities, LLC (a Delaware limited liability company) (the Company) is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FIRNA). The Company's activities relate to acting as a selling agent for investment company, private placement and direct participation program securities.

The Company does not carry customer accounts nor perform custodial functions related to customer securities.

2. Significant Accounting Policies

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

The Company uses the accrual basis of accounting.

Cash and cash equivalents consist of amounts on deposit with a major financial institution.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

3. Related-Party Transactions

The Company borrows cash from related companies for expense payments. At December 31, 2007, payable to related parties totaled $16,323 and was included in the statement of financial condition.

4. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, does not exceed 15 to 1. Summarized net capital information for the Company as of December 31, 2007, is as follows:

Net capital	$ 312,609
Required net capital	100,000
Excess net capital	$ 212,609
Ratio of aggregate indebtedness to net capital	0.11 to 1

5. Indemnification Agreements

The Company enters into contracts that contain a variety of indemnifications. The Company's maxim exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to there contracts and expects the risk of loss to be remote.

END